June 15, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Dale Welcome
Ms. Anne McConnell

	Re:	Monster Beverage Corp.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 1, 2023
File No. 001-18761

 Dear Mr. Welcome and Ms. McConnell:

This letter is being furnished on behalf of Monster Beverage Corporation (the “Company”) in response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 8, 2023, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 that was filed with the Commission on March 1, 2023 (File No. 001-18761).

For your convenience, the text of the Staff’s comment has been included in bold and italics, and we have set forth the Company’s response immediately below the numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Inflation, page 58

1.	You disclose here, and in your quarterly filing, that inflation has negatively impacted your results of operations, leading to increased cost of sales and operating expenses. In future filings, please quantify and disclose the impact of the inflationary pressures you are experiencing on cost of sales, gross margins and operating expenses. For example, based on the material decline in gross profit as a percentage of net sales from 56.1% for the year ended December 31, 2021 to 50.3% for the year ended December 31, 2022, specifically quantify the impacts of increased freight rates and fuel costs, including costs relating to the importation of aluminum cans, increased ingredient and other input costs, including secondary packaging materials, increased aluminum can costs attributable to higher aluminum commodity pricing, increased co-packing fees, production inefficiencies, and geographical sales mix.

Response:

In response to the Staff’s comment, the Company advises the Staff that, in future filings, if applicable, the Company will quantify and disclose, to the extent possible, the impact of inflationary pressures on the Company’s cost of sales, gross margins and operating expenses.

We appreciate the Staff’s time and attention, and we hope that the foregoing has been responsive to the Staff’s comment.  If you have any further questions or need any additional information, please feel free to contact the undersigned at (951) 739-6200 at your convenience.

Sincerely,

/s/ Thomas Kelly
Thomas Kelly
Chief Financial Officer

cc: Farzad F. Damania
Katten Muchin Rosenman LLP